20009447

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69921

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PARKSIDE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC Mail Processing
MAR 16 2020
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Commercial Street, Floor 2
(No. and Street)

San Francisco (City) | California (State) | 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Marc Metcalf | (650) 219-0153 (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) | Walnut Creek (City) | CA (State) | 94596 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Marc Metcalf**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Parkside Securities, Inc.** as of **December 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

12th day of March, 2020

Notary Public

VIVIAN ZHU
Notary Public - California
San Francisco County
Commission # 2278681
My Comm. Expires Feb 24, 2023

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

PARKSIDE SECURITIES, INC.

Table of Contents

December 31, 2019

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Parkside Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Parkside Securities Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Parkside Securities Inc.'s auditor since 2019.

Walnut Creek, California

March 11, 2020

Parkside Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	395,684
Prepaid expenses		39,941
Total assets	$	435,625
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	1,200
Due to stockholder		49,817
Total liabilities		51,017
Stockholder's equity		
Common Stock (1,000 shares authorized, issued and outstanding, par value $.0001)		-
Additonal paid-in capital		1,600,000
Accumulated deficit		(1,215,392)
Total stockholder's equity		384,608
Total liabilities and stockholder's equity	$	435,625

See accompanying notes to financial statements.

PARKSIDE SECURITIES, INC.

Notes to Financial Statements

December 31, 2019

1. Organization and Nature of Operations

Parkside Securities, Inc. (the "Company"), was organized as a Delaware company on October 4, 2018, and is a wholly owned subsidiary of Parkside Technologies, Inc. (the "Stockholder"). The Company was approved as a carrying broker-dealer registered by the Securities and Exchange Commission on January 30, 2019 and is a member of the Financial Industry Regulatory Authority.

The Company intends to provide online brokerage services for cross-border investments in securities. As of December 31, 2019, the Company has not initiated operations or opened any customer accounts. For the year ended December 31, 2019 the Company incurred a net loss and negative cash flow from operating activities. The Company is a startup and will receive additional funding from the Stockholder as required to continue operations over the next twelve months from the date of this report. The Stockholder plans to raise additional capital to provide continued funding to the Company until it commences operations, which is expected to be in the third quarter of 2020. The Company plans to become profitable in the fourth quarter of 2020.

While management acknowledges that uncertainty remains over the Company's ability to meet its funding requirements, based on the plans described above, the Company has continued to use the going concern basis of reporting.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks, that are not segregated and deposited for regulatory purposes. The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2019.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that are required to be recorded at fair value on a recurring basis.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company results are included in the consolidated federal income tax return and the combined California franchise tax return of the Stockholder. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. All returns filed are open to inspection.

Deferred income taxes are recognized for differences between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. As of December 31, 2019, the Company has recorded no unrecognized tax benefits, interest, or penalties in the financial statements and expects no significant increase or decrease within the next twelve months.

The Company is required to assess the likelihood that deferred tax asset will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. As of December 31, 2019, the Company has a deferred tax asset of $340,310 related to federal and state net operating loss carryforwards with a valuation allowance for the full amount. The valuation allowance increased by $312,659 for the year ended December 31, 2019. Under current tax laws, these net loss carryforwards expire beginning in 2038.

3. Funds Segregated for Regulatory Purposes

In accordance with the provision of Rule 15c3-3 under Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers and proprietary accounts of brokers (PAB). At December 31, 2019, cash of $0 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934. There were no customers at December 31, 2019.

4. Related-Party Transactions

The Company is party to an expense sharing agreement with the Stockholder under which the Company receives services for operational and administrative support. The Company agreed to reimburse the Stockholder for its share of these costs and fully reimburse all direct costs of the Company paid by the Stockholder on its behalf. Cost allocations include, but are not limited to insurance, occupancy and overhead costs. At December 31, 2019, $49,817 was due for expenses under this agreement and other direct costs paid on the Company's behalf. The Company's results of operations and financial position could differ significantly from those obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and, as authorized by FINRA under the alternative standard, is required to maintain a minimum net capital equal to or greater than $250,000 or 2% of aggregate debit items, both as defined. At December 31, 2019, the Company had net capital and net capital requirements of $344,667 and $250,000, respectively. The Company did not have any customers and therefore no aggregate customer debits as of December 31, 2019.

6. Risk Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has experienced no losses.

7. New Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, "Lease (Topic 842)", (ASU 2016-02"), which supersedes the existing guidance for lease accounting, "Leases (Topic 840)". ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is not party to a lease as of December 31, 2019. Previously addressed in footnote five, Related Party Transactions, the Company is party to an expense sharing agreement with the Stockholder resulting in the allocation of certain occupancy expenses to the Company. The Stockholder is party to a short-term lease agreement that expires within twelve months. Under ASU 2016-02, the Stockholder adopted an accounting policy not to record leases on its consolidated statement of financial condition with terms of twelve months or less.

8. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through March 11, 2020, the date the financial statements were issued, noting no subsequent events requiring recording or disclosure in the financial statements or in related notes to the financial statements.